EXHIBIT 12.2

First BanCorp

Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

Six-Month Period Ended June 30, 2012

Including Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(148)
Plus:
Fixed Charges (excluding capitalized interest)	97,265

Total Earnings	$97,117

Fixed Charges:
Interest expensed and capitalized	$95,675
Amortized premiums, discounts, and capitalized expenses related to indebtedness	3
An estimate of the interest component within rental expense	1,587

Total Fixed Charges before preferred dividends	97,265

Preferred dividends	—
Ratio of pre tax income to net income	1.000

Preferred dividend factor	—

Total fixed charges and preferred stock dividends	$97,265

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

Excluding Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(148)
Plus:
Fixed Charges (excluding capitalized interest)	27,042

Total Losses	$26,894

Fixed Charges:
Interest expensed and capitalized	$25,452
Amortized premiums, discounts, and capitalized expenses related to indebtedness	3
An estimate of the interest component within rental expense	1,587

Total Fixed Charges before preferred dividends	27,042

Preferred dividends	—
Ratio of pre tax income to net income	1.000

Preferred dividend factor	—

Total fixed charges and preferred stock dividends	$27,042

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

(A)	For June 30, 2012, the ratio coverage was less than 1:1. The Corporation would have to generate additional earnings of $0.1 million to achieve a ratio of 1:1 for the six-month period ended June 30, 2012.